Exhibit 99.1

Aphria Secures Cannabis Cultivation License in Germany

LEAMINGTON, ON, April 18, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its German subsidiary Aphria Deutschland GmbH ("Aphria Germany") has secured the previously announced license for the domestic cultivation of medical cannabis from the German Federal Institute for Drugs and Medical Devices ("BfArM"), following the conclusion of a mandatory 10-day standstill period for public contracts. Aphria was granted a cultivation license for four of the nine total lots awarded by BfArM and is awaiting the completion of the tender process for the four remaining lots under review, one of which was provisionally awarded to Aphria Germany.

"Aphria thanks the BfArM for their diligent examination and validation of our approach for domestic cultivation with this license," said Hendrik Knopp, Managing Director of Aphria Germany. "Construction on our 8,000 square meter indoor cultivation facility is already underway and we anticipate it will be fully operational by Summer 2020. We are pleased to additionally support German patients in the upcoming months with high-quality imported cannabis flower and oils from Denmark and Canada."

Aphria Germany is building its indoor growing facility in Neumünster and is completing work on a state-of-the-art GMP-certified cannabis vault in Bad Bramstedt for the import of cannabis flowers and oil from Canada and Denmark. Aphria Germany also holds a 25.1% interest in Berlin-based Schöneberg Hospital, which provides access to both doctors and patients for education on the benefits of medical cannabinoids. Earlier this month, the company launched CannRelief, a CBD-based nutraceutical and cosmetics product line for the German market, produced in the EU and distributed by CC Pharma, a subsidiary of Aphria Inc. with access to more than 13,000 pharmacies throughout Germany.

We Have A Good Thing Growing

About Aphria
Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with delays in construction, materials, and reliance on contractors, building permits and the like; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2019/18/c0848.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 16:31e 18-APR-19